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BakerBotts.com

August 24, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Mara L. Ransom, Assistant Director
Office of Consumer Products

Re:	Liberty Interactive Corporation
Amendment No. 2 to Schedule 14A (File No. 001-33982)

Liberty Expedia Holdings, Inc.
Amendment No. 3 to Form S-4 (File No. 333-210377)

Dear Ms. Ransom:

We hereby electronically file on behalf of Liberty Interactive Corporation (“Liberty Interactive”), under the Securities Exchange Act of 1934, as amended, Amendment No. 2 to its Preliminary Proxy Statement on Schedule 14A, originally filed on June 13, 2016, as amended by Amendment No. 1 filed on July 19, 2016 (as so amended, the “Proxy Statement/Prospectus”), and on behalf of Liberty Expedia Holdings, Inc. (“Splitco”), under the Securities Act of 1933, as amended, Amendment No. 3 to its Registration Statement on Form S-4, originally filed on March 24, 2016, as amended by Amendment No. 1 filed on June 10, 2016 and Amendment No. 2 filed on July 19, 2016 (as so amended, the “Registration Statement”), of which the Proxy Statement/Prospectus forms a part. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below are responses to the comments contained in your letter to Gregory B. Maffei, Chief Executive Officer of Liberty Interactive, and Richard N. Baer, Chief Legal Officer of Splitco, dated July 27, 2016 (the “SEC Letter”), regarding the Proxy Statement/Prospectus and the Registration Statement. For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter. All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

*              *              *

The Split-Off and Redemption Proposal

Effect of the Redemption, page 64

1.                                      Comment:  We note your response to comment 1. In this section, please discuss the post-split-off proportional reduction to the voting power and liquidation units associated with Liberty Ventures’s common stock

Response:  We have revised the disclosure on page 64 of the Registration Statement in response to the Staff’s comment.

Index to Financial Statements

Unaudited, Pro Forma Condensed Combined Financial Statements, page F-49

2.                                      Comment:  Reference is made to the Pro Forma Condensed Combined Statements of Operations. Please tell us why the “Pro Forma Adjustments for the Expedia Business Combination” columns do not include any adjustments for income taxes.

Response:  We have revised the disclosure on pages F-51, F-52 and F-57 of the Registration Statement in response to the Staff’s comment.

Notes to Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Combined Financial Information

(2) Estimated Expedia Consideration and Pro Forma Purchase Price Allocation, page F-54

3.                                      Comment:  Please tell us why no estimate for vested and unexercised share based awards has been included in the pro forma consideration. In this regard, you disclose that such amount will be included in the final purchase price consideration and the amount could be significant.

Response:  We have revised the disclosure on pages F-48, F-50 and F-57 of the Registration Statement in response to the Staff’s comment.

*              *              *

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:	Liberty Interactive Corporation
Gregory B. Maffei

Liberty Expedia Holdings, Inc.
Richard N. Baer